Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated July 18, 2012

Registration No. 333-167781

SMITHFIELD FOODS, INC.

FINAL TERM SHEET

July 18, 2012

6.625% Senior Notes due 2022

ISSUER: Smithfield Foods, Inc.

SECURITY: 6.625% Senior Notes due 2022

MATURITY: August 15, 2022

PRINCIPAL AMOUNT: $1,000,000,000

PROCEEDS TO COMPANY (BEFORE EXPENSES): $978,750,000

COUPON: 6.625%

YIELD: 6.694%

BENCHMARK TREASURY: 1.75% due May 15, 2022

SPREAD TO BENCHMARK TREASURY: 515 bps

BENCHMARK TREASURY YIELD: 1.479%

PRICE AT ISSUE: 99.5%

INTEREST PAYMENT DATES: August 15 and February 15

FIRST INTEREST PAYMENT DATE: February 15, 2013

OPTIONAL REDEMPTION: Make-whole call @ T+50 bps prior to August 15, 2017, then:

On or after:	Price:
August 15, 2017	103.313%
August 15, 2018	102.208%
August 15, 2019	101.104%
August 15, 2020 and thereafter	100.000%

EQUITY CLAWBACK: At any time prior to August 15, 2015, we may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of our common shares at a redemption price of 106.625% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption.

CHANGE OF CONTROL: The occurrence of a change of control will be a triggering event requiring us to offer to purchase the notes at a price equal to 101% of the principal amount together with accrued and unpaid interest, if any, to the date of purchase.

OTHER PROVISIONS: Certain asset dispositions will be triggering events which may require us to use the proceeds from those asset dispositions to make an offer to purchase the notes at 100% of their principal amount, otherwise used within 365 days to repay indebtedness (with a corresponding reduction in commitment) or to invest in assets related to our business.

BOOK-RUNNERS: Barclays Capital Inc. and Goldman, Sachs & Co.

LEAD MANAGERS: Rabo Securities USA, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, BMO Capital Markets Corp.

CO-MANAGERS: Santander Investment Securities Inc. and SG Americas Securities, LLC

TRADE DATE: July 18, 2012

SETTLEMENT DATE (T+10): August 1, 2012. We expect the underwriters to deliver the notes against payment for the notes on or about the date specified on the cover of this prospectus supplement, which will be the tenth business day following the date of the pricing of the notes (this settlement cycle is being referred to as “T+10”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding six business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of notes who wish to make such trades should consult their own advisors.

CUSIP: 832248 AV0

ISIN: US832248AV01

CHANGES FROM PRELIMINARY PROSPECTUS SUPPLEMENT:

In addition to the pricing information set forth above, the Preliminary Prospectus Supplement will be updated to reflect the increase in the size of the offering (and other information is deemed to have changed to the extent affected thereby).

Capitalization

The table under the heading “Capitalization” is deemed deleted and replaced with the following:

(in millions)	As of April 29, 2012
	Actual	As Adjusted
Cash and cash equivalents	$324.3	$517.5

Inventory Revolver(1)	—	—
Securitization Facility(2)	—	—
International Facilities(3)	64.9	64.9
Long-term debt and capital lease obligations:
Offered notes(4)	—	995.0
2013 Senior Notes	160.0	80.0
2013 Convertible Senior Notes(5)	373.2	373.2
2014 Senior Secured Notes(6)	586.6	—
Rabobank Term Loan	200.0	200.0
2017 Senior Notes	500.0	500.0
Subsidiary debt(7)	52.4	52.4
Capital lease obligations	27.1	27.1

Total debt (including capital lease obligations)	1,964.4	2,292.6
Less current portion of long-term debt and capital lease obligations	(63.5)	(63.5)

Total long-term debt and capital lease obligations	$1,900.9	$2,229.1
Total Shareholders’ Equity	3,387.3	3,313.2	(8)

Total Long-Term capitalization	$5,288.2	$5,542.3

(1)	We have commitments of $925.0 million available under the Inventory Revolver and an incremental facility option that permits the commitments under the Inventory Revolver to be increased to $1.2 billion, subject to certain conditions. Because the borrowing capacity under the Inventory Revolver depends, in part, on inventory levels that fluctuate from time to time, such commitments may not reflect actual borrowing capacity.
(2)	As of April 29, 2012, $96.1 million in letters of credit were outstanding under the Securitization Facility.
(3)	Our international subsidiaries have $105.6 million of commitments available under the International Facilities.
(4)	Includes unamortized discount of $5.0 million.
(5)	Includes $26.8 million of unamortized bond discount.
(6)	Includes $2.6 million of unamortized bond discount, net of bond premiums.
(7)	Includes $51.7 million of secured subsidiary debt.
(8)	Reflects, net of tax, $110.4 million of premiums that we will pay to repurchase the bonds in the Tender Offer and $10.9 million of accelerated debt cost and debt discounts and premiums that we will write off as a result of the Tender Offer.

Pro forma ratio of earnings to fixed charges

Our pro forma ratio of earnings to fixed charges, which gives effect to the Refinancing Transactions, for the fiscal year ended April 29, 2012 would have been 3.9x.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Barclays Capital Inc.	(888) 603-5847 (toll free)
Goldman, Sachs & Co.	(212) 902-1171 (toll free)

This communication is intended for the sole use of the person to whom it is provided by the sender.

The information in this term sheet supplements the Company’s preliminary prospectus, dated July 18, 2012 (the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. This term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.